

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

October 16, 2007

Mr. John M. Davenport
Chief Executive Officer
Energy Focus Inc./DE f/k/a Fiberstars, Inc.
32000 Aurora Road
Solon, Ohio 44139

      RE: **Fiberstars Inc.**
                 Form 10-K for the fiscal year ended December 31, 2006
                 Filed March 16, 2007
                 File No. 0-24230

Dear Mr. Davenport:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                         Sincerely,

                         Martin F. James
                         Senior Assistant Chief Accountant